UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

17 October 2017
London

Press Release

PEARSON NINE-MONTH TRADING UPDATE (UNAUDITED)
Good progress in the first nine months of the year

Today we are providing our nine-month trading update and narrowing guidance for 2017 to the upper half of the range. We have had a good competitive performance year to date, and our plans to accelerate our digital transformation and simplify the company are on track.

Revenue growth analysis: first nine months of 2017
	Headline	CER	Underlying
North America	3%	(4)%	(4)%
Core	1%	(3)%	(1)%
Growth	11%	2%	3%
Total	4%	(3)%	(2)%

●        Nine-month revenues in line with expectations and consistent with the upper half of our guidance range
o  Sales in the first nine months decreased by 2% in underlying terms primarily due to expected declines in North America in school assessment, school and higher education courseware, and the retirement of Learning Studio.
o  Sales in US higher education courseware declined by 1% on an underlying basis, towards the upper half of our expected range. The negative impact of lower enrolments and attrition from growth in the secondary market driven by print rental was partially offset by the benefit of increased digital revenue and a year on year benefit from the reduction in returns from last year's unprecedented levels, helped by the actions we announced at the beginning of the year.
o  Underlying sales in Core and Growth were in line with our expectations.

●      2017 adjusted operating profit and EPS guidance narrowed
o  Whilst we anticipate the underlying structural pressures in US higher education courseware will persist in the medium term, the relative strength of trading in this business is helping our profits this year. As a result, we now expect Pearson's 2017 operating profits to be in the upper half of the range we set at the start of the year.
o  Our profit performance year to date is benefiting from ongoing savings from the 2016 restructuring programme and this underpins our confidence in the full year.
o  In addition, we are revising our guidance on taxation as a result of the favourable outcome of certain historical tax issues and now expect our 2017 adjusted tax rate to be around 16% as against our prior expectation of 21%. Finance costs in 2017 are now expected to be around £78m, compared to our prior expectation of £74m, due to the costs of a higher than expected take up of our debt tender offer. This increases charges in 2017 but will lower finance costs in 2018, which we now expect to be in the range £40m to £45m.
o  As such, we now expect 2017 adjusted operating profit and EPS to be as follows:

Full Year 2017 Guidance*	New Guidance		Previous Guidance
	Lower	Upper	Lower	Upper
Adjusted operating profit (revised for PRH transaction)†	£576m	£606m	£546m	£606m
Adjusted EPS†	51.0p	54.0p	45.5p	52.5p
Adjusted EPS at current exchange rates	49.0p	52.0p
* Adjusted operating profit excludes the expected restructuring cost of £70m associated with the £300m 2017-2019 cost efficiency programme as announced on August 4th
†based on 31 December 2016 exchange rates

●      Strong balance sheet
o  Net debt at the end of September 2017 was £1,312m (2016: £1,365m) reflecting good operating cash generation, a lower interim dividend payment and a modest benefit from the strengthening of Sterling against the US Dollar, offsetting pension contributions relating to the 2013 creation of Penguin Random House and restructuring costs.
o  The sale of a 22% stake in Penguin Random House to Bertelsmann, announced on July 11th, closed on October 5th. We expect to start to return £300m in surplus capital via a share buyback soon.
o  Our UK Pension Plan has used its strong funding position to purchase two insurance buy-in policies with Legal & General and Aviva, covering approximately £1.2bn (one third) of its total liabilities. This puts the Plan in an even stronger position and substantially reduces Pearson's future pension funding risk, at no further cost to the Company.

●      Simplification, digital transformation and tactical actions on track
o  We continue to reshape our portfolio and during the first nine months of the year we have made good progress with the divestment of a 22% stake in Penguin Random House and the completion of the sale of Global Education (GEDU) to Puxin Education.
o  US higher education digital courseware revenue grew 11%.
o  We continue to focus on institution-wide Direct Digital Access. We have signed 195 new contracts this year, up 89%, bringing the total to 477.
o  We reduced the rental price of 2,000 eBook titles and have seen eBook revenues increase more than 20% in the first nine months of 2017.
o  Our print rental pilot has had a successful start, and we have plans to add a further 100 titles in January.

Pearson's chief executive, John Fallon said:

"We continue to invest in growing market opportunities, gaining share with our digital transformation, and becoming simpler and more efficient. With good cash generation and a strong balance sheet, we are going to return £300 million in surplus capital through a share buyback.

"We expect tough market conditions in our biggest business to continue over the next couple of years. We're focused on being the long term winner in digital learning and creating sustainable value for our shareholders."

Operating highlights for the first nine months of 2017

North America
In the first nine months of 2017, sales declined by 4% in underlying terms primarily due to expected contract losses in school assessment, weakness in school and higher education courseware and the retirement of Learning Studio. This was partially offset by growth in professional certification, Online Program Management (OPM) and Connections Education.

In US higher education courseware revenue declined 1% on an underlying basis due to lower gross sales partially offset by significantly lower returns and good growth in digital revenues, which were up 11%.

We estimate that the negative impact of lower enrolment and impact of print rental in the secondary market have been in line with our expectations, partially offset by the expected benefit of a shift to institutional selling and digital subscription. The impact of adoption losses to Open Educational Resources (OER) is running slightly below our original assumption. Returns are down considerably from last year's elevated rates, although they have not quite reached levels seen prior to the inventory correction.

Core
In the first nine months of 2017, sales decreased by 1% in underlying terms. Strong growth in Pearson Test of English and OPM services in Australia, was more than offset by declines in revenue at VUE, in UK school assessment and in courseware revenues in smaller markets in Europe and Africa.  At VUE, revenues declined due to the impact of last year's renegotiated terms for the UK Driving Theory test for the DVSA. UK school assessment revenues declined modestly on lower GCE-AS level entries, as a result of a policy-driven shift to more linear courses, and stabilisation in vocational qualifications revenue.

Growth
In the first nine months of 2017, sales increased by 3% in underlying terms. This was primarily due to growth in school textbooks in South Africa, growth in Wall Street English, China from new centres, higher sales in China English language courseware and Pearson Test of English in India. This was partialy offset by exits in the Middle East and declines in Brazil due to lower enrolments in our English language learning business, related to macroeconomic pressures, despite greater stability in our private sistemas. We completed the sale of Global Education (GEDU) to Puxin Education on August 16th.

Penguin Random House
Penguin Random House performed in line with our expectations, with revenues down slightly on broadly stable sales of print and audio books and ongoing modest declines in demand for e-books, whilst the business benefited from the annualisation of integration synergies. Performance in the third quarter benefited from bestsellers from John le Carré, Ken Follett, Sue Grafton, John Grisham and Jamie Oliver.

We will hold a conference call at 8:30am today, Tuesday 17th October to discuss our third quarter results. A replay will be available soon after on our website www.pearson.com.

Analyst and investor conference call details

UK Toll Number: +44 (0) 203 139 4830
UK Toll-Free Number: +44 (0) 808 237 0030
Participant Pin Code: 69342445#
Audience URL:
http://event.onlineseminarsolutions.com/r.htm?e=1488354&s=1&k=7C482A8AC3F89D943FE1068D8DA3EFB9

Throughout this statement underlying growth rates exclude the impact of both currency movements and portfolio changes.

For more information
T + 44 (0)20 7010 2310
Investors: Jo Russell, Tom Waldron, Anjali Kotak
Press: Tom Engel, Tom Steiner

ENDS

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 17 October 2017
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary